

November 26, 2014

Via E-mail
Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom

      Re: Barclays PLC
             Barclays Bank PLC
             Forms 20-F for the Fiscal Year Ended December 31, 2013
             Filed March 14, 2014
             File Nos. 001-09246 and 001-10257

Dear Mr. Morzaria:

We have reviewed your response dated October 22, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Note 29 – Contingent Liabilities and Commitments, page 303

1.   We have considered your response to prior comments 2 and 3 and note that you state that "providing the disclosure required in respect of both provisions and contingent liabilities in a single note is the most appropriate approach, since a single or similar fact pattern or set of circumstances may give rise to both provisions and contingent liabilities." We also note your response to prior comment 4 which states, "In cases where there are multiple

proceedings in relation to a single fact pattern or set of circumstances, both a provision and a contingent liability may be identified. For example, an obligation resulting in a probable outflow may be identified in relation to a regulatory investigation but not a legal proceeding, or vice versa, depending on the facts. In addition, it will often be the case that matters arising from separate but similar sets of circumstances will be classified differently – where there are differences in the detailed fact pattern or legal analysis, for example." The determination of each provision and contingent liability class, based on paragraph 87 of IAS 37, hinges on whether or not the nature of the items aggregated into a class are "sufficiently similar for a single statement about them to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37."   We note that you have identified Other Conduct and Litigation as separate provision classes and defined legal, competition and regulatory matters as a separate contingent liability class. Paragraph 85 and 86 require disclosure for each class of provision and contingent liability, respectively. Please address each of the following:

- Expand your disclosure to include a discussion of the nature of the obligation, the expected timing of any resulting outflows of economic benefits and an indication of the uncertainties about the amount or timing of those outflows as required by paragraph 85(a) and (b) of IAS 37 for the Other Conduct provision class, as well as your Litigation provision class.   Additionally, tell us where your current disclosures by provision class provide information about the expected timing of any resulting outflows of economic benefits as required by paragraph 85(a) of IAS 37.

- Tell us where you have provided the disclosure required by paragraph 85 of IAS 37 for your Sundry provision class.

- Expand your disclosure to include a description of the nature of the contingent liability and, where practicable, an estimate of its financial effect and an indication of the uncertainties relating to the amount or timing of any outflow, as required by paragraph 86 of IAS 37.

  In cases where the underlying matter that impacted a provision class also impacted another class of provision or contingent liability please consider cross referencing information that is similar to each class of provision or contingent liability

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Tushar Morzaria
Barclays PLC
Barclays Bank PLC
November 26, 2014
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant